UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hooper Holmes, Inc.
Full Name of Registrant

Former Name if Applicable

560 N. Rogers Road
Address of Principal Executive Office (Street and Number)

Olathe, Kansas 66062
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by Hooper Holmes, Inc. (the “Company”) in its Current Report on Form 8-K, filed as of today’s date (the “Form 8-K”), the Company has determined to restate its unaudited condensed consolidated financial statements as of and for each of the quarters ended June 30, 2017 and September 30, 2017. The Company has identified an error in the Company’s accounting related to the accrual of an expense for an investment banking fee as described in the Form 8-K. The Company is working diligently to complete the adjustments necessary to complete the restatements and file amended quarterly reports for the quarters ended June 30, 2017 and September 30, 2017 as soon as practicable. As a result of the pending restatements, the Company is unable to complete its financial statements and file its Annual Report on Form 10-K for the year ended December 31, 2017 by the prescribed due date for such filing. The Company expects to file the Form 10-K on or before the expiration of the 15 calendar day extension period provided in Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kevin Johnson, Chief Financial Officer	(913)	764–1045
	(Name, Title)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒   Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒  Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Company’s merger transaction with Provant Health Solutions, LLC, which closed on May 11, 2017, the Company anticipates that there will be a significant increase in revenue and change in the results of operations for the year ended December 31, 2017 compared with the results of operations for the year ended December 31, 2016. Until the audit of the Company’s financial statements for the year ended December 31, 2017 is complete, the Company is unable to provide a reasonable estimate of the results.

Hooper Holmes, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2018	By:	/s/ Kevin Johnson
Kevin Johnson
Chief Financial Officer